April 16, 2009

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Your letter dated March 20, 2009
Charming Shoppes, Inc., File No. 000-07258
Schedule 14A filed April 2, 2008
Form 10-Q for the fiscal quarter ended November 1, 2008

Dear Mr. Reynolds:

The following information is provided in response to your letter of March 20, 2009.  The boldface heading in the following information refers to the heading and numbered comment included in your letter.

Mr. John Reynolds
Securities and Exchange Commission
April 16, 2009

Schedule l4A
Compensation of Executive Officers, page 14

1.
We note your response to prior comment nine from our letter dated January 30, 2009. In your response you indicate that you will disclose your free cash flow targets with respect to your 2007-09 performance shares. Please provide us with your draft disclosure. To the extent that these targets, or your performance against these targets, are currently unknown, or have yet to be disclosed, you may omit such figures in your draft disclosure provided your response appropriately identifies where the actual figures will be presented.

Response:

As noted in our response letter dated March 24, 2009, below is an excerpt from our 2009 Proxy Statement of the disclosure regarding the Free Cash Flow (“FCF”) target associated with the performance shares:

The chart below compares actual FCF (as described below) to the performance goals that were set at the beginning of the performance period (i.e., fiscal 2007) and which determined the number of performance shares available for distribution to our named executive officers at the completion of the three-year performance period in fiscal 2009.  None of the performance shares scheduled to vest in fiscal 2009 were earned because threshold FCF for the fiscal 2007 – 2009 period was not achieved as noted in the chart below.

	Fiscal 2007-2009 Performance Goals Fiscal 2007 – 2009 – Cumulative Free Cash Flow
Actual Fiscal 2007-2009 Cumulative Free Cash Flow	Threshold	Target	Maximum
$40,203,000	$149,000,000	$186,000,000	$223,000,000

**
Free Cash Flow = Net Cash provided by Operating Activities *** (Adjusted for one time non-recurring cash charges in accordance with generally accepted accounting principles consistently applied) minus (the sum of Investments in Capital Assets *** (excluding purchases of Assets in connection with an acquisition of a business) plus Purchases of Assets under Capital Leases ***). Potential acquisitions were not considered in the computation of the FCF Goals for Fiscal 2007-2009.  Therefore, in the computation of FCF for each of the fiscal years 2007 through 2009 (the “Computation”):  the effect of any acquisition and the cost of funds borrowed in connection with such acquisition, were excluded from the Computation for the fiscal year in which such acquisition was consummated and the interest income on funds (i.e. funds not borrowed by the Company) which would have been earned by the Company on such funds (calculated at the Company’s current borrowing rate) but for the use of those funds in connection with such acquisition were included in the Computation for the fiscal year in which such acquisition is consummated.

***	As defined and recorded in the Company’s Audited Consolidated Statement of Cash Flows for each of the three fiscal years ended in the Performance Period.

Mr. John Reynolds
Securities and Exchange Commission
April 16, 2009

Further questions or responses in connection with the foregoing should continue to be directed to the following:

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
450 Winks Lane
Bensalem, PA 19020

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any preceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your questions and comments.

Sincerely,

CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President
Chief Financial Officer

cc:	Patrick T. Pruitt, Partner
Ernst & Young LLP
Suite 4000
2001 Market Street
Philadelphia, PA 19103-7096